Filed by Liberty Interactive Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Liberty Interactive Corporation
Commission File No.: 001-33982

Memorandum from Mike George, President and CEO of QVC, Inc.
to Employees of QVC, Inc.

Liberty Interactive Announces Plan To Split Into Two Tracking Stocks
What Does That Mean for QVC?

Team,

Liberty Interactive, our parent company, announced today a proposed plan to split the LINTA stock into two tracking stocks: Liberty Interactive and Liberty Ventures. What does this mean for QVC? Essentially, this should enable shareholders to make a more focused investment in the companies of Liberty Interactive, including QVC.  The press release from Liberty Interactive announcing the tracking stocks is linked for your review.

As you will recall, Liberty Interactive became a standalone public company last September when it split off Liberty Media.

By splitting off Liberty Media into a separate company, Liberty Interactive became a more focused company that included QVC, several ecommerce retailers, and minority investments in a number of other companies (Expedia, HSN, and others).

Now that Liberty Interactive plans to split into two tracking stocks, the minority investments in other media and services related companies will now be part of Liberty Ventures tracking stock. This makes any investment in the new Liberty Interactive tracking stock more of a pure play video and ecommerce asset better aligned with the retail/ecommerce world.

Below, I provide some additional background on the change and what it means for QVC.

Why new tracking stocks?

Generally, a tracking stock allows investors to invest in stocks that track the performance of selected businesses of the company without investing in the entire company. So, while Liberty Interactive remains one company, if the plan is approved, investors will be able to invest separately into two parts:

•                  Liberty Interactive, a focused video and ecommerce retailing group, which will include QVC, several other ecommerce retailers (Provide Commerce, Backcountry.com, Celebrate Interactive, and Bodybuilding.com), and a minority investment in HSN.

•                  Liberty Ventures, which will house a series of investments in media and services companies like Expedia, TripAdvisor, Interval, Time Warner, AOL, and a few others, along with some green investments.

Why is Liberty Interactive making this change?

With this change, investors will be able to make a more focused investment in QVC and other ecommerce companies. It will bring increased clarity on Liberty Interactive’s video and ecommerce operating business and raises capital, while maintaining an optimal capital and tax efficient structure for the company.

These organizational moves are designed to better highlight the operations and financial aspects of the businesses and provide greater investor choices by allowing investment in selected assets, without having to invest in other unrelated businesses.

Note that the new tracking stocks will not be issued for about three or four months, pending shareholders approval of this change.

What does this mean for QVC?

We are excited about a more focused Liberty Interactive, because we believe it will better highlight the value of QVC and facilitate greater understanding about the video and ecommerce components of the company.

Most importantly, this change will have no significant impact on how we operate at QVC day-to-day. We will continue to run our business as we have in the past—remaining resolutely focused on serving our customers well and creating long-term value for our company.

Mike

Additional Information

Nothing in this announcement shall constitute a solicitation to buy or an offer to sell shares of Liberty Interactive’s proposed new tracking stock or Liberty Interactive’s existing common stock. The offer and sale of shares of the proposed tracking stock will only be made pursuant to an effective registration statement. Liberty Interactive stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares of the proposed tracking stock. Copies of Liberty Interactive’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Interactive and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the new tracking stock. Information regarding the directors and executive officers of Liberty Interactive and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.